December 23, 2019

David A. Cory
President and Chief Executive Officer
Eiger BioPharmaceuticals, Inc.
2155 Park Blvd.
Palo Alto, CA 94306

       Re: Eiger BioPharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed December 20, 2019
           File No. 333-235655

Dear Mr. Cory:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Peter N. Mandel